Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 - 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’

Savings Plan

Employer ID No: 562111626

Plan Number: 002

Financial Statements as of December 31, 2015 and 2014,

and for the Year Ended December 31, 2015,

Supplemental Schedule as of December 31, 2015,

and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014		3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015		4

Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015		5-12

SUPPLEMENTAL SCHEDULE —		13

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015		14

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the PCS U.S. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 24, 2016

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Participant-directed investments — at fair value (Note 3)	$213,376,408	$256,375,299

Receivables:
Notes receivable from participants	6,717,800	6,725,772
Company performance contribution	2,704,500	3,765,859
Receivables for securities sold	—	11,980

Total receivables	9,422,300	10,503,611

Total assets	222,798,708	266,878,910

LIABILITIES — Corrective distributions payable	—	(13,776)

NET ASSETS AVAILABLE FOR BENEFITS	$222,798,708	$266,865,134

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Company matching contributions	$3,589,095
Company performance contribution	2,704,500
Participant contributions	11,381,288
Rollover contributions	455,967

Total contributions	18,130,850

Investment income (loss):
Net depreciation in fair value of investments	(50,421,080)
Interest and dividends	11,228,529

Net investment income (loss)	(39,192,551)

Total additions and losses	(21,061,701)

DEDUCTIONS:
Benefits paid to participants	(22,992,810)
Administrative expense, net (Note 2)	(11,915)

Total deductions	(23,004,725)

DECREASE IN NET ASSETS	(44,066,426)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	266,865,134

End of year	$222,798,708

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen Inc., as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, is record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants are provided with a 3% pretax deferral, unless they formally waive participation or elect a different participation level. The pretax deferral rate automatically increases each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

The Company matches $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2015 Company performance contribution was 2% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals, an allocation of Plan losses and administrative expense. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers PCS common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

In November 2015, participants were notified of investment option changes, changes to plan administrative fees and expenses, and the addition of revenue credits, all effective in January 2016. Investment balances and future contributions were moved from the old investment options to the new and existing investment options on January 4, 2016. In addition to the previously charged asset-based fees and individual fees and expenses, beginning January 1, 2016, participants will be charged plan administrative fees via quarterly deductions from their accounts. Additionally, beginning in the first quarter of 2016, certain investment funds will generate quarterly revenue credits which will be allocated to the accounts of participants who invest in these funds.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. All new loans bear interest at the prime rate plus 200 basis points. Prior to January 1, 2012, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed and the interest rate on primary residence loans was set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2015, participant loans have maturities through 2035 at interest rates ranging from 3.0% to 8.0%.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life expectancy. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2015, there was a significant concentration of participant-directed investments in the common stock of the Company’s parent (20%) and a pooled investment stable value fund (14%).

Adoption of New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by ASU 2015-07 in the fair value hierarchy tables for 2015 and 2014 in Note 3, “Fair Value Measurements.” There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965); (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” (“ASU 2015-12”), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts; contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan elected to early-adopt ASU 2015-12, and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reclassification of $460,165 related to the adjustment from fair value to contract value for a fully benefit-responsive common collective trust fund within its Statement of Net Assets Available for Benefits as of December 31, 2014. Certain disclosures that are no longer required were removed, including historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits and the net appreciation or depreciation of fair value by type. There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Revenue (Expense) — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. The Plan held undistributed administrative revenues of $54,766 and $38,950, at December 31, 2015 and 2014, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2015 and 2014.

Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common Stock — The PCS common stock is valued using quoted closing prices listed on a nationally recognized security exchange (Level 1 inputs).

Mutual Funds and Short Term Funds — Shares of registered investment companies and money market funds are valued at quoted market prices that represent the net asset value of shares held at the Plan year-end (Level 1 inputs).

Stable Value Fund — The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals.

As a practical expedient, the fair value of participation units in the stable value fund is based upon the net asset value (NAV) of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, investments measured at net asset value as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the Statements of Net Assets Available for Benefits.

The Plan’s investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2015 and 2014, were as follows:

	at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

PCS common stock	$43,715,670	$—	$—	$43,715,670
Mutual funds:
Large cap equity funds	62,118,946	—	—	62,118,946
Balanced funds	45,909,140	—	—	45,909,140
Multi cap equity funds	11,120,165	—	—	11,120,165
International equity funds	7,219,874	—	—	7,219,874
Bond funds	7,231,520	—	—	7,231,520
Short term funds	7,031,574	—	—	7,031,574

Subtotal investment assets at fair value	184,346,889	—	—	184,346,889

Investment measured at NAV – Stable value fund				29,029,519

Total				$213,376,408

	at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

PCS common stock	$87,023,177	$—	$—	$87,023,177
Mutual funds:
Large cap equity funds	62,253,390	—	—	62,253,390
Balanced funds	41,504,429	—	—	41,504,429
Multi cap equity funds	12,317,506	—	—	12,317,506
International equity funds	7,911,159	—	—	7,911,159
Bond funds	7,119,365	—	—	7,119,365
Short term funds	6,733,856	—	—	6,733,856

Subtotal investment assets at fair value	224,862,882	—	—	224,862,882

Investment measured at NAV – Stable value fund				31,512,417

Total				$256,375,299

For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the Internal Revenue Code; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.52% and 1.38% at December 31, 2015 and 2014, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2015, was 1.97%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan Trustee, investment manager and record keeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015 and 2014, the Plan held approximately 2,553,485 and 2,463,850 shares, respectively, of PCS common stock, with a cost basis of $77,114,917 and $77,082,425, respectively. During the year ended December 31, 2015, the Plan recorded dividend income of $3,575,256.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2015 and 2014, to the Form 5500:

	2015	2014

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$222,798,708	$266,865,134
Company performance contribution receivable	(2,704,500)	(3,765,859)
Corrective distributions payable		13,776
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	208,417	460,165

Net assets per the Form 5500	$220,302,625	$263,573,216

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(44,066,426)
Decrease in Company performance contribution receivable	1,061,359
Decrease in corrective distributions payable	(13,776)
Net change in adjustment from fair value to contract value	(251,748)

Net income and transfers per Form 5500	$(43,270,591)

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN

Employer ID No: 562111626

Plan No.: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund	$—	$20,078,179
	Harbor International Fund	Institutional Class		6,778,787
	PIMCO	Total Return Institutional Fund		875,126
	PIMCO	Inflation Responsive MA IS		1,726
	Vanguard	Total Bond Market Adm		813,099
	Vanguard	Total International Stock AD		369,555
	DFA	Emerging Market Core Equity Fund		71,533
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		2,081,279
*	Fidelity Management Trust Company	Puritan Fund		12,073,760
*	Fidelity Management Trust Company	Growth Company K		21,685,075
*	Fidelity Management Trust Company	OTC Portfolio		3,916,973
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		7,030,714
*	Fidelity Management Trust Company	Freedom K Income		1,259,060
*	Fidelity Management Trust Company	Freedom K 2005		15,795
*	Fidelity Management Trust Company	Freedom K 2010		502,580
*	Fidelity Management Trust Company	Freedom K 2015		1,366,161
*	Fidelity Management Trust Company	Freedom K 2020		6,833,927
*	Fidelity Management Trust Company	Freedom K 2025		7,666,036
*	Fidelity Management Trust Company	Freedom K 2030		4,109,895
*	Fidelity Management Trust Company	Freedom K 2035		3,010,065
*	Fidelity Management Trust Company	Freedom K 2040		3,387,895
*	Fidelity Management Trust Company	Freedom K 2045		2,511,781
*	Fidelity Management Trust Company	Freedom K 2050		2,444,334
*	Fidelity Management Trust Company	Freedom K 2055		711,449
*	Fidelity Management Trust Company	Freedom K 2060		14,676
*	Fidelity Management Trust Company	Spartan 500 Index Institutional Fund		14,357,440
*	Fidelity Management Trust Company	Spartan Extended Market Index Advantage		11,120,165
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		5,543,294
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		29,029,519
*	POTASH CORPORATION OF SASKATCHEWAN, INC.	PCS common stock, 2,553,485 shares		43,715,670
*	PCS STOCK PURCHASE ACCOUNT	Money market	860	860

	INVESTMENTS SUBTOTAL			213,376,408

*	PARTICIPANT LOANS	Due 2016 through 2035; interest rates 3.0% to 8.0%		6,717,800

	TOTAL ASSETS HELD FOR INVESTMENT			$220,094,208

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan
(Name of Plan)

Date: June 24, 2016	/s/ David R. Haverick
Name: David R. Haverick
Title: Senior Director, Corporate Benefits and HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP